Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and nine-month periods ended September 30, 2025 and 2024

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at September 30, 2025	As at December 31, 2024
ASSETS
CURRENT
Cash and cash equivalents		61,767	106,296
Grants receivable and other current assets		732	1,010
Restricted cash		—	3,000
Sales taxes receivable		1,223	1,656
Tax credits receivable		1,860	515
Prepaid expenses		1,750	1,529
Total current assets		67,332	114,006

NON-CURRENT
Tax credits receivable		6,890	10,247
Investment - Listed shares		425	325
Property, plant and equipment	5	84,344	77,666
Right-of-use assets		1,650	1,505
Deposits		671	351
Total non-current assets		93,980	90,094
Total assets		161,312	204,100

LIABILITIES
CURRENT
Accounts payable and other	6	11,673	13,642
Deferred grants		345	785
Convertible notes	7	17,152	16,240
Derivative warrant liability	8	78,968	15,589
Current portion of lease liabilities		560	470
Current portion of borrowings		261	250
Total current liabilities		108,959	46,976

NON-CURRENT
Asset retirement obligation		1,573	1,463
Lease liabilities		1,253	1,240
Borrowings		567	764
Total non-current liabilities		3,393	3,467
Total liabilities		112,352	50,443

EQUITY
Share capital		411,485	411,240
Other reserves	7	4,909	3,680
Contributed surplus and warrants		36,603	32,609
Deficit		(404,037)	(293,872)
Total equity		48,960	153,657
Total liabilities and equity		161,312	204,100
Going Concern	1
Commitments	17
Subsequent events	18

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month periods ended		For the nine-month periods ended
		September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	Notes	$	$	$	$
EXPENSES
Mining projects expenses	10	2,219	1,760	6,012	23,827
Battery Material Plant project expenses	11	3,949	10,434	22,224	27,199
General and administrative expenses	12	6,850	6,865	19,977	19,881
Operating loss		13,018	19,059	48,213	70,907
Net financial costs (income)	13	63,591	(11,097)	61,652	(19,825)
Loss before tax		76,609	7,962	109,865	51,082
Income tax		100	100	300	300
Net loss and comprehensive loss		76,709	8,062	110,165	51,382

Basic and diluted loss per share		0.50	0.07	0.72	0.52
Weighted average number of shares outstanding		153,897,325	113,327,700	153,648,240	98,022,452

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the nine-month period ended September 30, 2025
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2025		152,261,189	411,240	32,609	3,680	(293,872)	153,657
Options exercised	9.2	139,516	245	(400)	—		(155)
Share-based compensation		—	—	4,394	—	—	4,394
Settlement of interest on Convertible Notes	7	—	—	—	1,229	—	1,229
Net loss and comprehensive loss		—	—	—	—	(110,165)	(110,165)
Balance as at September 30, 2025		152,400,705	411,485	36,603	4,909	(404,037)	48,960

				Contributed	For the nine-month period ended September 30, 2024
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2024		60,903,898	238,823	28,502	7,692	(220,587)	54,430
Shares issued - Lac Guéret Property acquisition	10	6,208,210	18,625	—	—	—	18,625
Shares issued from Private Placement	8	43,750,000	82,388	—	—	—	82,388
Options exercised	9.2	137,500	507	(184)	—		323
Share-based compensation		—	—	5,917	—	—	5,917
Settlement of interest on Convertible Notes	7	1,579,043	6,417	—	(4,439)	—	1,978
Share issue costs		—	(2,806)	—	—	—	(2,806)
Net loss and comprehensive loss		—	—	—	—	(51,382)	(51,382)
Balance as at September 30, 2024		112,578,651	343,954	34,235	3,253	(271,969)	109,473

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flow

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the nine-month periods ended
		September 30, 2025	September 30, 2024
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(110,165)	(51,382)
Adjustments for non-cash items:
Depreciation and amortization		5,712	7,023
Change in fair value - Listed shares		(100)	775
Change in fair value - Derivative warrant liability	8	63,591	(30,819)
Interest and accretion - Convertible notes	7	990	1,978
Lac Guéret Property acquisition	10	—	18,625
Loss on convertible notes settlement	7	—	7,548
Unrealized foreign exchange loss (gain)		(397)	1,716
Loss on write-off/disposal of property, plant and equipment	5	145	1,098
Share-based compensation	9.2	3,804	5,398
Other accretions included within financial costs		72	1,773
Net change in working capital	14	4,761	1,081
Cash flows used in operating activities		(31,587)	(35,186)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	5-14	(11,221)	(9,043)
Cash flows used in investing activities		(11,221)	(9,043)

FINANCING ACTIVITIES
Proceeds from private placements	8	—	67,870
Repayment of borrowings		(186)	(683)
Repayment of lease liabilities		(490)	(346)
Proceeds from the exercise of stock options	9.2	—	323
Share issue costs		(689)	(2,685)
Cash flows from financing activities		(1,365)	64,479

Effect of exchange rate changes on cash		(356)	(80)

Net change in cash and cash equivalents		(44,529)	20,170
Cash and cash equivalents at the beginning of the period		106,296	36,332
Cash and cash equivalents at the end of the period		61,767	56,502
Non-cash investing and financing activities	14

The accompanying notes are an integral part of the condensed consolidated interim financial statement.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”). The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the nine-month period ended September 30, 2025, the Company reported a net loss after tax of $110.2 million and cash outflows from operating activities of $31.6 million and had an accumulated deficit of $404.0 million as of September 30, 2025. The Company has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”), as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2024. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2025 (including comparative statements) were approved and authorized for publication by the Board of Directors on November 11, 2025.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	MATERIAL ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Subsidiaries

On June 20, 2025, NMG Bécancour Inc. and NMG Matawinie Inc. were incorporated.

Information on the Company’s subsidiaries as at September 30, 2025, all of which are wholly-owned, is as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate	Canada	2017
Nouveau Monde Europe LTD	Trading	England and Wales	2020
NMG Bécancour Inc.	Active anode material operations	Canada	2025
NMG Matawinie Inc.	Mining of natural flake graphite	Canada	2025

4.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, and expenses can be found in the note 5 of the 2024 consolidated audited annual financial statement. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5.	PROPERTY, PLANT AND EQUIPMENT

	For the nine-month period ended September 30, 2025
						Furniture			Bécancour Battery
						and other IT		Mine under	Material Plant	Other assets
	Land	Buildings		Equipment		equipment	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$		$		$	$	$	$	$	$
COST
January 1, 2025	2,455	2,028		27,547		235	350	62,479	1,175	1,615	97,884
Additions, net of grants	—	136		(1,100)	[3]	—	49	11,335	43	1,624	12,087
Transfers	—	—		1,119		—	—	—	—	(1,119)	—
Write-Off/Disposals	—	(217)	[2]	(6,352)	[2]	—	—	—	—	(143)	(6,712)
September 30, 2025	2,455	1,947		21,214		235	399	73,814	1,218	1,977	103,259
ACCUMULATED DEPRECIATION
January 1, 2025	—	644		19,097		170	307	—	—	—	20,218
Depreciation	—	77		5,163		7	17	—	—	—	5,264
Write-Off/Disposals	—	(215)		(6,352)		—	—	—	—	—	(6,567)
September 30, 2025	—	506		17,908		177	324	—	—	—	18,915
Net book value as at September 30, 2025	2,455	1,441		3,306		58	75	73,814	1,218	1,977	84,344

	For the year ended December 31, 2024
				Furniture			Bécancour Battery
				and other IT		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
January 1, 2024	2,455	3,438	25,350	235	128	48,477	—	710	80,793
Additions, net of grants	—	—	43	—	—	14,002	1,175	3,059	18,279
Transfers	—	—	2,154	—	—	—	—	(2,154)	—
Transfer of Right-of-use assets	—	—	—	—	230	—	—	—	230
Write-Off/Disposals	—	(1,410)	—	—	(8)	—	—	—	(1,418)
December 31, 2024	2,455	2,028	27,547	235	350	62,479	1,175	1,615	97,884
ACCUMULATED DEPRECIATION
January 1, 2024	—	779	10,723	134	61	—	—	—	11,697
Depreciation	—	177	8,374	36	24	—	—	—	8,611
Transfer of Right-of-use assets	—	—	—	—	230	—	—	—	230
Write-Off/Disposals	—	(312)	—	—	(8)	—	—	—	(320)
December 31, 2024	—	644	19,097	170	307	—	—	—	20,218
Net book value as at December 31, 2024	2,455	1,384	8,450	65	43	62,479	1,175	1,615	77,666
[1]	Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.
[2]

In August 2025, the Company substantially completed the decommissioning of the Phase-1 Purification Demonstration Plant. As a result, the associated equipment and leasehold building improvements were written off. There was no impact on the profit and loss statement, since these assets had already been fully depreciated.

[3]

During the quarter, the Company received confirmation of milestone activities and deliverables that provided reasonable assurance of eligibility for the associated grants, in accordance with IAS 20. Accordingly, the portion of the grant attributable to the coating equipment was recognized as a reduction in the carrying amount

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

of the related asset. This treatment explains the negative amount reported under the “Additions, net of grants” line in the Equipment asset category. Depreciation was adjusted accordingly.

The amount of borrowing costs included in Mine under construction for the three and nine-month periods ended September 30, 2025 is $561 and $1,683, respectively ($561 and $1,518 for the three and nine-month periods ended September 30, 2024). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three and nine-month periods ended September 30, 2025.

In August 2024, the Company exercised its buyback option to repurchase 1% of the 3% net smelter royalty (“NSR”) initially issued to Pallinghurst Graphite International Limited on August 28, 2020, for a total amount of $1,869. The NSR applies to both first transformation proceeds of the Matawinie Mine and second transformation proceeds less allowable deductions of the Battery Material Plant. Based on the anticipated NSR payments over the project lifespan, the Company split its buyback consideration of $1,869 by allocating $963 to the "Mine under construction" asset category and $906 to the "Bécancour Battery Material Plant under construction" asset category. Additionally, the Matawinie Property was also subject to a 0.2% NSR agreement, initially contracted in 2014, and transferred to Pallinghurst Bond Limited in 2023, which the Company decided to exercise its buyback option for a consideration of $200. The buyback consideration was recorded under the "Mine under construction” asset category as the royalty was only related to the Matawinie Mine proceeds.

The Company granted a hypothec to Pallinghurst Graphite International Limited on the Matawinie Mining Property, including the related mining claims, to secure the Company’s obligations under the remaining 2% NSR agreement.

6.	ACCOUNTS PAYABLE AND OTHERS

	September 30, 2025	December 31, 2024
	$	$
Trade payable and accrued liabilities	9,250	10,929
Wages and benefits liabilities	2,423	2,713
Accounts payable and others	11,673	13,642

7.	CONVERTIBLE NOTES

	Host (amortized cost)	Derivative (FVTPL)	Deferred amount	Total
	$	$	$	$
Issuance [1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	5,082	—	—	5,082
Fair value adjustment	—	(8,049)	—	(8,049)
Amortization	—	—	1,453	1,453
Foreign exchange	(1,275)	(163)	32	(1,406)
Balance as of December 31, 2023	53,624	1,169	(1,169)	53,624
Interest accretion	3,044	—	—	3,044
Fair value adjustment	—	(1,191)	—	(1,191)
Amortization	—	—	1,191	1,191
Foreign exchange	2,710	30	(30)	2,710
Settlement	(43,138)	—	—	(43,138)
Balance as of December 31, 2024	16,240	8	(8)	16,240
Interest accretion	1,444	—	—	1,444
Fair value adjustment	—	(8)	—	(8)
Amortization [2]	—	—	8	8
Foreign exchange	(532)	—	—	(532)
Balance as of September 30, 2025	17,152	—	—	17,152

[1] Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

[2] The amortization for the nine-month period ended September 30, 2025 includes an additional amount of $7 to prevent the net amount of the Derivative and the Deferred amount components from representing a negative amount.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui & Co., Ltd (“Mitsui”), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec (“IQ”). The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the exchange’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSX’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSX market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

On May 2, 2024, the Company closed a private placement with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022, as amended and restated effective January 1, 2023. The Company issued 12,500,000 Common Shares and 12,500,000 Warrants to Mitsui and 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst in exchange for their convertible notes totalling US$37.5 million. Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, the Company issued 1,579,043 Common Shares that had been reserved for issuance in connection with the interest calculated between November 8, 2022, and February 14, 2024, date on which the subscription agreement was concluded.

For the three and nine-month periods ended September 30, 2025, the interest coupon totalled an aggregate amount of $408 (US$296) and $1,229 (US$879) respectively ($446 (US$327) and $1,978 (US$1,459) for the three and nine-month periods ended September 30, 2024). For the third quarter of 2025, the Company elected to pay the interest coupon with 106,161 common shares at a price of US$2.79 which will be issued at maturity or at conversion of IQ’s Note. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2024	possible change	(Derivative liability)	September 30, 2025	possible change	(Derivative liability)
Observable inputs
Share price	US$1.59	+/- 10%	+0M/0M	US$2.84	+/- 10%	+0M/0M
Foreign Exchange rate	1.44	+/-5%	+/-0M	1.39	+/-5%	+/-0M
Unobservable inputs
Expected volatility	47.3%	+/- 10%	+0M/0M	49.0%	+/- 10%	+0/0M
Credit spread	3.0%	+/-5%	+/-0M	3.0%	+/-5%	+/-0M

[1]Holding all other variables constant.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

8.	DERIVATIVE WARRANT LIABILITY

		Derivative warrant liability
	GM & Panasonic	Mitsui & Pallinghurst	IQ & CGF	Total
	$	$	$	$
Issuance	25,742	11,107	3,302	40,151
Fair value adjustment	(21,312)	(7,666)	4,078	(24,900)
Foreign exchange	242	62	34	338
Balance as of December 31, 2024	4,672	3,503	7,414	15,589
Fair value adjustment	(1,685)	(1,264)	(2,674)	(5,623)
Foreign exchange	(5)	(2)	(7)	(14)
Balance as of March 31, 2025	2,982	2,237	4,733	9,952
Fair value adjustment	1,697	1,273	2,694	5,664
Foreign exchange	(152)	(113)	(242)	(507)
Balance as of June 30, 2025	4,527	3,397	7,185	15,109
Fair value adjustment	19,042	14,282	30,226	63,550
Foreign exchange	93	70	146	309
Balance as of September 30, 2025	23,662	17,749	37,557	78,968

The following assumptions were used to estimate the fair value of the derivative warrant liability:

			September 30, 2025
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
Number of Warrants	25,000,000	18,750,000	39,682,538
Risk-Free Interest Rate	4.02%	4.02%	4.02%
Expected Volatility	76%	76%	76%
Stock Price at Valuation Date	US$2.84	US$2.84	US$2.84
Exercise Price	US$2.38	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.68	US$0.68	US$0.68

			December 31, 2024
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
Number of Warrants	25,000,000	18,750,000	39,682,538
Risk-Free Interest Rate	4.20%	4.20%	4.20%
Expected Volatility	59%	59%	59%
Stock Price at Valuation Date	US$1.59	US$1.59	US$1.59
Exercise Price	US$2.38	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.13	US$0.13	US$0.13

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in the following change in the fair value of the warrants as of September 30, 2025:

			September 30, 2025
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
	$	$	$
10% increase in volatility	1,202	901	1,907
10% decrease in volatility	(1,177)	(883)	(1,868)

			December 31, 2024
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
	$	$	$
10% increase in volatility	1,060	795	1,682
10% decrease in volatility	(1,011)	(758)	(1,604)

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Private placement with GM and Panasonic:

On February 28, 2024, the Company completed a private placement with General Motors holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”). Each party subscribed for 12,500,000 Common Shares and 12,500,000 Warrants. The 25,000,000 Common Shares and Warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The Warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at the latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $25.8M (US$19M). The residual balance of $42.1M (US$31M) was then allocated to the equity component (common shares issued). The transaction costs of $2.6M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

Private placement with Mitsui and Pallinghurst:

On May 2, 2024, the Company completed a private placement, with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst for a total value of US$37.5 million. For more details on the transaction, refer to Note 7 – Convertible Notes.

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on May 2, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $11.1M (US$8.1M). The residual balance of $40.3M (US$29.4M) was then allocated to the equity component (common shares issued). The transaction costs of $1.2M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

Private placement with IQ and CGF:

On December 20, 2024, the Company completed a private placement, with Canada Growth Fund (“CGF”) and IQ. Each party subscribed for 19,841,269 Common Shares and 19,841,269 Warrants. The 39,682,538 Common Shares and Warrants were issued for aggregate gross proceeds of $71.2 million (US$50 million).

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on December 20, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $3.3M (US$2.3M). The residual balance of $67.9M (US$47.7M) was then allocated to the equity component (common shares issued). The transaction costs of $761 were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9.	EQUITY

9.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the nine-month period ended	For the year ended
	September 30, 2025	December 31, 2024
Shares issued at the start of the period	152,261,189	60,903,898
Shares issued - Lac Guéret Property acquisition (Note 10)	—	6,208,210
Shares issued from Private Placements (Note 8)	—	83,432,538
Options exercised (Note 9.2)	139,516	137,500
Settlement of interest on Convertible Notes (Note 7)	—	1,579,043
Shares issued at the end of period	152,400,705	152,261,189

9.2 SHARE-BASED PAYMENTS

The Company maintains various share-based compensation incentives governed by the omnibus equity incentive plan (“Omnibus Equity Incentive Plan”) available to eligible directors, officers, employees, and consultants, as determined by the Board of Directors. The objective of the Omnibus Equity Incentive Plan is to enhance the Company’s ability to attract and retain talented personnel, while aligning their interests with those of the Company’s shareholders. Under the Omnibus Equity Incentive Plan, the Company may grant Stock Option Awards, Restricted Share Unit (RSU) Awards, Performance Share Unit (PSU) Awards, and Deferred Share Unit (DSU) Awards. The Omnibus Equity Incentive Plan stipulates that the total number of share-based payments under this Plan shall not exceed 15% of the Company’s total issued and outstanding shares, with a maximum of 7.5% allocated to RSUs, PSUs, and DSUs, and a maximum of 7.5% allocated to Stock Options.

Stock options

The Company’s stock options are as follows:

	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	7,994,500	4.90	4,908,548	6.79
Granted	2,027,500	2.16	4,317,500	3.07
Exercised	(482,500)	1.85	(137,500)	2.35
Expired	(276,500)	7.32	(346,000)	6.64
Forfeited	(239,750)	2.48	(295,000)	3.51
Cancelled	—	—	(453,048)	8.20
Ending balance	9,023,250	4.44	7,994,500	4.90
Options that can be exercised	3,985,750	6.60	3,174,750	7.30

During the three and nine-month periods ended September 30, 2025, the Company issued 139,516 common shares pursuant to the exercise of 482,500 stock options under its Omnibus Equity Incentive Plan. In accordance with the plan’s net settlement feature, the transaction was cashless for the option holders, who received the net number of shares after the Company withheld a portion to cover the exercise price and applicable tax withholding obligations.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The details of the stock options granted by the Company are as follows:

	For the nine-month period ended	For the year ended
	September 30, 2025	December 31, 2024
Directors	262,500	262,500
Officers	600,000	2,200,000
Employees	1,165,000	1,705,000
Consultants	—	150,000
Total granted share options	2,027,500	4,317,500

The vesting period for the stock options granted during the nine-month period ended September 30, 2025 occurs in two annual tranches. The Company’s stock options include grants made to key employees in 2024 that vest upon a positive FID, subject to certain conditions.

The weighted average fair value of the stock options granted in the nine-month period ended September 30, 2025, were estimated using the Black-Scholes option pricing model based on the following average assumptions:

	2025	2024
Share price at date of grant	$2.16	$3.07
Expected life	5 Years	5 years
Risk-free interest rate	2.60%	3.51%
Expected volatility	80.25%	80.79%
Expected dividend	nil	nil
Fair value per option	$1.41	$2.04

10.	MINING PROJECTS EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Wages and benefits	1,325	905	3,712	2,978
Share-based compensation	181	344	765	868
Consulting fees	35	20	94	63
Materials, consumables, and supplies	166	170	504	506
Maintenance and subcontracting	319	126	532	414
Geology and drilling	15	—	15	—
Utilities	67	91	252	271
Depreciation and amortization	81	65	201	193
Other	79	82	226	193
Uatnan Mining Project - Exploration and evaluation expenses	4	19	19	18,674
Grants	37	(2)	(5)	(29)
Tax credits	(90)	(60)	(303)	(304)
Mining projects expenses	2,219	1,760	6,012	23,827

On January 31, 2024, the Company completed the acquisition of the Lac Guéret property with Mason Resources Inc (“Mason”) through an asset acquisition agreement consisting mainly of 74 map-designated claims. The consideration for the asset acquisition was paid with 6,208,210 common shares of the Company, at $3.00 per share, representing a total aggregated amount of $18.6 million. The Company performed the concentration test and concluded that the acquisition represents an asset acquisition and not a business acquisition, since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Mining rights are specifically excluded from the scope of IAS 16, therefore, the Company applied IFRS 6. Since the Company’s accounting policy for Exploration and Evaluation activities under IFRS 6 is to classify expenditures in the consolidated statement of loss and comprehensive loss, $18.6 million was expensed under the category “Uatnan Mining Project”. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project, which will be recorded in the event that commercial production of the Uatnan project occurs.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

11.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Wages and benefits	897	1,599	3,539	4,283
Share-based compensation	126	189	464	459
Engineering	1,446	5,590	10,418	11,952
Consulting fees	44	197	500	597
Materials, consumables, and supplies	160	553	821	1,743
Maintenance and subcontracting	403	635	1,275	1,774
Utilities	27	76	165	355
Depreciation and amortization	1,057	1,765	5,403	6,661
Other	63	63	248	206
Grants	(50)	(127)	(455)	(385)
Tax credits	(224)	(106)	(154)	(446)
Battery Material Plant project expenses	3,949	10,434	22,224	27,199

12.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Wages and benefits	2,133	1,715	5,943	5,344
Share-based compensation	657	1,422	2,730	4,071
Professional fees	1,334	494	3,044	2,602
Consulting fees	667	505	2,493	1,393
Travelling, representation and convention	175	263	729	714
Office and administration	1,680	1,202	4,263	4,128
Stock exchange, authorities, and communication	164	98	598	381
Depreciation and amortization	37	49	108	169
Loss on write-off/disposal of property, plant and equipment	—	1,098	—	1,098
Other financial fees	3	19	69	27
Grants	—	—	—	(46)
General and administrative expenses	6,850	6,865	19,977	19,881

13.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Foreign exchange loss (gain)	589	(387)	(412)	1,735
Interest income	(814)	(993)	(2,536)	(2,885)
Interest expense on lease liabilities	2	3	7	11
Change in fair value - Listed shares	(125)	225	(100)	775
Change in fair value - Derivative warrant liability	63,550	(10,254)	63,591	(30,819)
Interest and accretion on borrowings and notes	389	309	1,102	3,810
Loss on convertible notes settlement	—	—	—	7,548
Net financial costs (income)	63,591	(11,097)	61,652	(19,825)

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

14.	ADDITIONAL CASH FLOW INFORMATION

		For the nine-month periods ended
		September 30, 2025	September 30, 2024
		$	$
Grants receivable and other current assets		424	243
Deferred grants		(261)	(380)
Mining tax credits		2,012	362
Sales taxes receivable		433	(438)
Prepaid expenses		(221)	769
Restricted cash and deposits		2,680	—
Accounts payable and other	6	(306)	525
Total net change in working capital		4,761	1,081

Other Cash Flow Information
Tax credits received		2,479	1,110
Interest paid		38	59

Non-cash financing activities
Share issue costs included in accounts payable and accrued liabilities		—	121

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the nine-month periods ended
	September 30, 2025	September 30, 2024
	$	$
Additions of property, plant and equipment as per note 5	12,087	13,647
Non-cash decrease (increase) of the asset rehabilitation obligation	(38)	36
Borrowing costs included in Mine under construction	(1,683)	(1,518)
Share-based compensation capitalized (non-cash)	(435)	(519)
Grants recognized	1,253	17
Grants received	(929)	(104)
Accounts payable variation related to property, plant and equipment	966	(2,516)
Net cash flow used in investing activities - purchase of property, plant and equipment	11,221	9,043

15.	RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Key management compensation
Wages and short-term benefits	551	540	1,441	1,660
Share-based payments	545	1,303	2,468	3,146
Board fees	203	219	673	666

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $17,254 (US$12,394) as at September 30, 2025 ($17,908 (US$12,446) as at December 31, 2024).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

	As at September 30, 2025
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	425	—	—	425
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 7)	—	—	—	—
Warrants (note 8)	—	—	78,968	78,968

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	325	—	—	325
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 7)	—	—	—	—
Warrants (note 8)	—	—	15,589	15,589

There were no transfers between Level 1, Level 2 and Level 3 during the three and nine-month periods ended September 30, 2025 (none in 2024).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

17.	COMMITMENTS

The Company’s future minimum payments of commitments as at September 30, 2025 are as follows:

Total
Commercial projects long-lead item obligations	2,824
Balance as at September 30, 2025	2,824

18.	SUBSEQUENT EVENTS

On October 27, 2025, the Company amended IQ’s convertible note (note 7), primarily by extending the maturity date by one year — from November 8, 2025 to November 8, 2026. As part of the amendment, the interest rate was increased (starting November 9, 2025) to the greater of the 3-month CME Term SOFR plus 7% and 7%, representing an increase of 2% compared to the previous terms.